Free Writing Prospectus
Filed Pursuant to Rule 433
Under the Securities Act of 1933
Registration No. 333-116566

The following article was posted on www.etftrends.com on January 9th, 2008.

Play the Oil Non-ETF Market Both Ways

January 09, 2008
by Tom Lydon

MacroShares Oil Up (UCR) and MacroShares Oil Down (DCR) are "paired" exchange traded securities - not exchange traded funds (ETFs). They don't hold commodities or futures and they don't track an index. But what does all of that mean, exactly? A lot, it turns out.

Bob Tull, head of the MacroShares division, and Sam Masucci, the company's CEO, explained it to us. "We're very different than an ETF," Masucci said. "If you look at the SPDR, they manage a pool of stocks to replicate the movement of the S&P."

Although they are listed on an exchange (the Amex, to be exact) and trade during normal market hours, that's where much of the similarity ends. UCR and DCR don't own barrels of oil and they don't trade futures. Instead, they hold treasuries and cash. The funds are issued in pairs, meaning that authorized participants (APs) receive both of the funds in equal number. They're then free to trade them on the secondary market.

The trustees of each fund have a "swap" agreement that as the price of oil shifts, they will move assets back and forth. For example, if oil goes up $1, that dollar is put into the up fund and taken out of the down one.

If you're confused, view page eight of the company's prospectus for the transaction in graphic form.

"The reason we don't physically move cash is because it would trigger a capital gains event," Masucci says. Tull adds that this setup makes for a very tax efficient structure.

The sum of the two funds together is always $40 - one-third the price of a barrel of oil. When they initially were launched, the sum was $60, the then-price of a barrel. They found that much like investors balk at $100 oil, they weren't too keen on spending $60, either. That led to a three-for-one split last October and each up and down became worth $20 apiece. That means the most UCR could ever be worth is $40, in which case, DCR would be worth $0.

If the fund were nearing the $0 mark, Masucci says they'd terminate the trust and give investors cash.

Further, because these funds are 1933 Act, they mature in 20 years. Since they were launched in 2006, by 2026, investors would get a return of capital the day prior to the fund's maturity - assuming the price of oil stayed between $0 and $100.

For now, Masucci and Tull will see what the market demands. "If the market says 'We like macros a lot,' we'd issue an oil one that has a $100 value," Masucci says. He explains that the sum of the up/down would then be good for $0 to $200.

The ultimate idea behind the funds is to give investors access to areas that in the past were very difficult to get into, such as commodities, housing and economic indicators. The goal, Masucci says, is to "open a whole new asset class where one doesn't exist now."

MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for the MACROshares Oil Up and Oil Down Holding and Tradeable Trusts, has filed registration statements (including prospectuses) with the SEC for the offering of the MACROshares Oil Up Holding Shares, the MACROshares Oil Down Holding Shares, the MACROshares Oil Up Tradeable Shares and the MACROshares Oil Down Tradeable Shares which are referenced by this paper. Before any prospective investor makes any investment decision, such investor should read the relevant prospectus in the applicable registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering of such MACROshares. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 001 (800) 345-7999. You may also request a copy of the prospectuses by accessing the MACROshares web site at www.macromarkets.com.